

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

Via E-mail
Mr. Robert G. Adams
Chief Executive Officer
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN
37130

> **Re: National HealthCare Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-13489**

Dear Mr. Adams:

We have reviewed your response letter dated September 24, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2. Bonus Compensation, page 18

1.   We note your response to comment 1 in our letter dated September 11, 2013 and are unable to agree. Complexity and the number of calculations that support individual performance awards are not a basis for non-disclosure of how specific performance factors contributed to a named executive officer's incentive compensation.   If the criteria that you list are material to understanding the incentive compensation paid to both individuals, Item 402(b)(v) and

Instruction 4 to Item 402(b) of Regulation S-K require that you disclose the actual targets that were used to evaluate individual performance under each individual's plan. Without this information, an investor is unable to assess how each performance factor contributed to the named executive officer's incentive compensation. Therefore, please confirm that you will provide quantitative results for each factor so that an investor will be able to understand whether each criteria was missed, met, or exceeded.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director